CHRONABILITY, INC.
Balance Sheet
(Unaudited)

		December 31, 2015
ASSETS		
Current Assets		
Cash	$	420
Total current assets		420
TOTAL ASSETS	$	420
LIABILITIES AND EQUITY		
Related-party debt	$	339,780
Total current liabilities		339,780
Equity		
Common Stock, par value $0.00001; 10,000,000 shares authorized, 1,000,000 outstanding		10
Paid-in capital		990
Retained deficit		(340,360)
Total Equity		(339,360)
TOTAL LIABILITIES AND EQUITY	$	420